Vencore Holding Corp.

15052 Conference Center Drive

Chantilly, Virginia 20151

November 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jan Woo

Re:                             Vencore Holding Corp.

Registration Statement on Form S-1

File No. 333-218880

Dear Ms. Woo:

Vencore Holding Corp. (the “Company”) hereby respectfully requests that its Registration Statement on Form S-1 (File No. 333-218880), and all exhibits filed therewith and amendments thereto (the “Registration Statement”), be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”), and no securities have been issued or sold in connection with the offering.

The Company has determined not to proceed with the initial public offering to which the Registration Statement relates because it entered into an Agreement and Plan of Merger with DXC Technology Company, dated as of October 11, 2017, pursuant to which the Company, subject to the terms and conditions thereof, will be combined with the U.S. Public Sector business of DXC Technology Company.

We respectfully request that the Commission issue an order granting withdrawal of the Registration Statement as soon as possible, and send a copy of the order to the attention of Gregg A. Noel via e-mail at Gregg.Noel@skadden.com or via facsimile at (213) 621-5234 and Michelle Gasaway via e-mail at Michelle.Gasaway@skadden.com or via facsimile at (213) 621-5122, each of Skadden, Arps, Slate, Meagher & Flom LLP.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement by the Company or an affiliate of the Company.

VENCORE HOLDING CORP.

By:	/s/ Kevin T. Boyle
Kevin T. Boyle
Senior Vice President, General Counsel and Secretary

[Signature Page to Withdrawal Request Letter]